SpiderRock EXS LLC

Notes to Financial Statements

Note 1: Nature of operations and significant accounting policies

Nature of operations: SpiderRock EXS LLC (the Company) is a securities broker-dealer registered with the Securities Exchange Commission (SEC) and a member of FINRA. The Company is a provider of trading technology, software and connectivity for order entry. The Company has a fully disclosed clearing arrangement with ConvergEx.

The Company operated under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange act of 1934 and accordingly is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The users of the platform maintain a direct relationship with the clearing broker of their choice, and the Company does not accept, hold, or transmit customer funds or securities. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company was organized as a limited liability company on July 30, 2008. The operating agreement provides that the Company will continue until dissolved pursuant to the agreement.

A summary of the Company's accounting policies are as follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to insure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable: Receivables are stated as the amounts billed to users of the trading platform and are reduced by management's best estimate of the amounts that will not be collected.

Furniture, equipment & software: Furniture, equipment and software are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of depreciable assets. Assets are tested for impairment whenever events or circumstances indicate the carrying value may be permanently impaired.

Revenue recognition: Platform usage fees and order flow revenue are recorded on the accrual method.

SpiderRock EXS LLC

Notes to Financial Statements

Note 1: Nature of operations and significant accounting policies (continued)

Income Taxes: The Company is a limited liability company and not subject to federal income tax. Any member is individually responsible for its allocable portion of taxation of income or loss of the Company and therefore no provision for taxes is made in the accompanying financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained when challenged or when examined by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ending December 31st, 2015, management has determined that there are no material uncertain income tax positions.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Recent accounting pronouncement: The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2015. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 2: Furniture, equipment & software

At December 31, 2015 the Company had furniture, equipment and software as follows:

Furniture, Equipment & Software
December 31, 2015

Equipment	$	264,318
Software		2,325
Furniture		14,793
Less accumulated depreciation		(185,717)
		95,719

SpiderRock EXS LLC

Notes to Financial Statements

Note 3: Related-party transactions

An agreement between the Company and SRT (an affiliated company) was effective on June 1st, 2014 and established a rent sharing arrangement between the entities. Pursuant to the terms of agreement, SRT paid the Company $4000 in rent expenses per month. In May 2015 SRT ceased being an active company, and its successor, SRA, acquired the $4000 monthly rent agreement. During the period from January 1st 2015 through December 31st, 2015 an amount of $16,000 was reimbursed to the Company by SRT and $32,000 by SRA, and these amounts are included in occupancy on the statements of operations, and in accounts receivable.

The Company provides trading technology and software connectivity as well as office space to entities affiliated through common ownership. For the year ending December 31st, 2015, total revenue earned from the affiliates for trading technology, software connectivity, and associated pass-through fees was $77,718 and is included in accounts receivable.

The Company has a service agreement with SpiderRock Platform Services LLC (Platform) whereby the Company licenses the trading technology platform on a per user basis, and pays associated port fees. For the year ending December 31st, 2015, the Company paid Platform $1,423,000 for licenses and is included in the technology license fees on the statement of operations, and paid $32,324 in port fees, included in communications and data expense. On December 31st, 2015 the Company owed Platform $156,419 and is included in accounts payable.

Note 4: Lease Commitments

The Company leases office space under a non-cancelable operating lease agreement. A security deposit of $60,528 was also required as part of this lease agreement and such amount is included in other assets on the statement of financial condition.

2016		138,286
2017		140,702
2018		145,972
2019		148,647
	$	573,606

For the year ending December 31st, 2015 the occupancy expense amounted to $121,855. This amount includes the amount reimbursed by SRT and SRA as discussed in note 3.

SpiderRock EXS LLC

Notes to Financial Statements

Note 5: Indemnifications

In the normal course of business the Company indemnifies and guarantees certain service providers, such as its clearing broker against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown as no claims have yet to be made. The Company expects the risk of obligations for future indemnifications to be remote.

Note 6: Customer Concentration

For the year ending December 31st, 2015 the company had four major customers. A customer is considered major when the concentration of platform usage fees from that customer exceeds 10% of the total platform usage fees. Transactions with the four major customers represent approximately 82% of total platform usage fees revenue for 2015.

Note 7: Concentrations of Credit Risk

The Company maintains certain cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 8: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital equal to the greater of $100,000.00 or 6-2/3 percent of aggregate indebtedness as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31st, 2015 the Company had net capital of $898,500 which was $798,500 in excess of its required net capital of $100,000. Its net capital ratio was therefore 0.49 to 1. The minimum net capital requirements may effectively restrict payment of distributions as they are subject to the minimum net capital requirements and notification requirements.